Exhibit (m)(3)(m)
SCHEDULE A
(to the Class C Distribution and Service Plan — Pacific Life Funds)
Class C Shares:
PL Portfolio Optimization Conservative Fund
PL Portfolio Optimization Moderate-Conservative Fund
PL Portfolio Optimization Moderate Fund
PL Portfolio Optimization Moderate-Aggressive Fund
PL Portfolio Optimization Aggressive Fund
PL Income Fund
PL Floating Rate Income Fund
PL High Income Fund
PL Short Duration Income Fund
PL Strategic Income Fund
Effective: December 30, 2011